U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                               SECOND AMENDMENT TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                                  I-SITES, INC.
                                  -------------

                 (Name of small business issuer in its charter)


              Florida                                65-0929565
     -------------------------          -----------------------------------
     (State  of  Incorporation)         (I.R.S. Employer Identification No.)



1021  Ives  Dairy  Rd.,  Bldg.  3,  Suite 117, Miami, Florida            33179
-------------------------------------------------------------        ---------
     (Address  of  Principal  Executive  Offices)                  (Zip  Code)

                                 (305) 654-6058
                            -------------------------
                         (Registrant's Telephone Number)


            Securities to be registered pursuant to 12(b) of the Act:


                   None                                      None
       --------------------------------         ------------------------------

     Title of each class to be registered       Name of each exchange on which
                                                each class is to be registered


            Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value

                        --------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     PART  I

     This Form 10-SB contains certain forward looking statements. When used in this report, the words "believe," "anticipate," "think," "intend," "plan," "will be" and similar expressions identify such forward-looking statements. Such statements regarding future events and/or the future financial performance of I-Sites, Inc. are subject to certain risks and uncertainties which could cause actual events or the actual future results of I-Sites, Inc. to differ materially from any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this Form 10-SB, the inclusion of such statements should not be regarded as a representation by I-Sites, Inc. or any other person that the objectives and plans of I-Sites, Inc. will be achieved.


ITEM  1.  DESCRIPTION  OF  BUSINESS

Introduction
------------

     The name of our company is I-Sites, Inc. We were incorporated under the laws of the State of Florida in April 1999. We are in the process of establishing an internet-based retail business which is designed to offer a wide variety of products to the general public at attractive prices.

Background
----------

     We have not yet commenced operations. To date, our only material activities have been to develop the software for our business and to establish relationships with potential suppliers to our business. We are a development stage entity and our ability to commence operations is subject to uncertainty. The discussion of our business in this Form 10-SB is based on the products and services that we intend to provide. If and when we commence business, we may offer products and services which are different from those described in this Form 10-SB.

     We were originally organized under the name Rocky's Restaurant Corp. On September 21, 2000, we changed our name to Interactive Entertainment Concepts, Inc. On September 5, 2001, we changed our name to I-Sites, Inc.

Our  Proposed  Business
-----------------------

     Our plan is to offer a wide variety of products to the general public at attractive prices through an easy to use website. The website address for our new business will be "www.buybrations.com." We initially plan to offer more than 5,000,000 products in the following major categories:

-     Apparel
-     Art/Art  Supplies
-     Automotive  Products
-     Baby  Products
-     Books/Publications
-     Cameras/Photography  Supplies
-     Candles/Incense  &  Potpourri
-     Collectibles
-     Computer  Products
-     Electronics
-     Fashion  Accessories
-     Garden  &  Lawn
-     Gifts  &  Souvenirs
-     Handbags/Luggage
-     Hardware
-     Health  &  Beauty
-     Holiday/Seasonal
-     Housewares/Home
-     Jewelry
-     Knives
-     Leather
-     Music
-     Novelties
-     Perfume/Fragrances
-     Pet  Supplies
-     Shoes/Footwear
-     Sporting  Goods
-     Toys/Games  &  Hobbies
-     Videos  &  DVD's
-     Watches


     We will obtain products from vendors who have agreed to sell them to us. These vendors principally consist of manufacturers and distributors. We will mark-up the price of these products and offer them to consumers through our website. We will arrange for all products to be shipped directly from the vendors to consumers. As a result, we will not hold any inventory.

When a consumer places an order for a product, we will require the consumer to pay us by credit card for our selling price of the product. At the same time, our website will electronically place an order with the appropriate vendor for the product. At that point, we will be required to pay the vendor for the product, unless the vendor has agreed to extend us credit. We will generate revenues from mark-up on the products sold through our website. We expect that these mark-ups will range from 10% to 200%. In most cases, we plan to establish the mark-up for a product based on the difference between the price we pay the vendor for the product and the manufacturer's suggested retail price, with the goal of pricing the product slightly below the manufacturer's suggested retail price. We may increase the mark-up if we believe that the product is not readily available from other sources, or if the demand for the product is high.

The  I-Sites  Solution
----------------------

     We believe that the features of our proposed online retail business will be attractive to both vendors and consumers.

     Features  Attractive  to  Vendors.  We believe that buybrations.com will be
     ---------------------------------
attractive  to  vendors  for  the  following  reasons:

     -     Relatively  simple  to  implement.  We have designed our software and
           ---------------------------------
website to make it relatively simple for vendors to participate in our retail business. Once a vendor has agreed to supply us with products, the vendor will need to provide us with either online access to the vendor's own inventory database, or a diskette listing the products which the vendor has for sale. In each case, we can then add the vendor's products to our database without further input from the vendor.

     -     Low  cost  of  participation.  We will not charge vendors any fees to
           ----------------------------
participate in our website. Additionally, we believe that vendors will not incur any significant expenses in providing us with updated information concerning their products which we will offer through our website.

     -     Additional  distribution  channel.  Our  website will provide vendors
           ---------------------------------
with an additional distribution channel. For vendors which are not currently marketing their products through the internet, our website will offer a relatively simple and inexpensive means of offering products online. For vendors who are already marketing through the internet, our website will offer an additional method of reaching potential customers.

     Features  Attractive to Consumers.  We believe that buybrations.com will be
     ---------------------------------
attractive to consumers for the following reasons:

     -     Variety  of  products.  We plan to offer a relatively large number of
           ---------------------
products on our website, which will make it easier for consumers to locate and purchase a desired product.

     -     Attractive  prices.  We  will seek to set the prices for our products
           ------------------
below manufacturer's suggested retail prices for these products. We believe that we will be able to offer consumers attractive prices because our distribution model does not require us to hold any inventory or operate any physical facilities for the display and distribution of products.

     -     Ease  of  use.  Our website is designed to allow consumers to quickly
           -------------
locate and purchase their desired products. The site is designed so that within seconds of entering a product description or name in a search field, the website will list items matching or nearly matching the requested product. Consumers will then have the option of continuing to shop for other items or completing their buying transaction quickly and easily.

Business  Strategy
------------------

     Our business objective is to establish a successful online retail business. The key elements of our strategy are described below:

-     Obtain a sufficient number of vendors and products to commence operations.
      -------------------------------------------------------------------------

     We believe that our ability to attract and retain customers depends in large part on the number and variety of products which are available through our website. As a result, we do not plan to launch our website until we are in a position to offer a wide range of products in all of our major product categories. We are seeking to establish contractual relationships with enough vendors to achieve this goal. As of September 30, 2002, we had entered into contracts or commitments with approximately 380 vendors covering more than 5.0 million products. We currently believe that these vendors can provide us with enough products to launch the website. We are continuing to negotiate with other vendors to increase the scope of products available on our website.

-     Add  products  to  our  database  and  complete  testing  of  software.
      ----------------------------------------------------------------------

     We have substantially completed the development of the software which will operate our retail business. In August 2002, we installed this software on the server provided by our website hosting company. We are currently in the process of adding the products available from our vendors to our database and testing the software with actual transactions. If our software functions properly, we plan to launch our retail business in October 2002. If we discover problems with our software, we may need to delay the launch of our website until we are able to remedy these problems.


-     Market  the  buybrations.com  tradename.
      ---------------------------------------

     We plan to create and build our consumer base and our tradename through a national marketing campaign. If we obtain the necessary funding, we plan to place advertising in both traditional and online media to attract consumers to our website. The campaign would include strategic advertising on high-traffic websites, advertising in targeted publications and television advertising.

-     Promote  "e-store"  distribution  channel.
      -----------------------------------------

     Once our retail business is launched, we will seek to increase sales of products through buybrations.com by marketing our "e-store" concept to existing businesses and individuals interested in starting internet retail businesses. The e-store concept is designed to be an additional distribution channel for the products available through buybrations.com. The e-store concept will allow business owners and individuals to establish an online store through our e-store website. A potential e-store owner will contact us regarding the establishment of an e-store. If approved, the owner will be allowed to design the web page for the owner's e-store, utilizing the software on our e-store website. The owner will select the name of the store and its design from templates available on our website. The owner will also select the products which will be made available through his e-store from the products available through buybrations.com. The purchase price of these products will be the same prices which are charged by buybrations.com.

Once the owner designs his e-store, he will need to link it to his own website. If he does not have a website, we will arrange to establish one for the owner through a web listing company.

The e-store will appear to be an independent retail outlet to prospective customers. When a customer searches for products, the consumer will search a database of products which have been selected by the e-store owner. This database will not have any references to buybrations.com and will appear to be specifically created for the e-store owner. When a customer elects to purchase a product, the buybrations.com system will handle the fulfillment of the customer's order, including the collection of the purchase price, the shipping of the product and the payment to the supplier.

We will not charge the e-store owner for establishing and operating his e-store. However, the owner may be required to pay a web-hosing company if the owner does not otherwise have a website.

We will collect the revenues for all products sold through each e-store. We will utilize these revenues to pay the vendors for their products and to pay monthly commissions to the e-store owners. We currently expect each e-store owner will receive between 40% and 50% of our markup on each product sold through his e-store.

-     Foster  community  affinity.
      ---------------------------

     We believe that we can develop a large and loyal community of users by offering a wide variety of products at attractive prices in a user-friendly environment. We intend to enhance the community experience by introducing category-specific bulletin boards and chat rooms. We will also seek to enhance the buying experience on our website by adding new products based on feedback from our customers.

-     Enhance  features  and  functionality.
      -------------------------------------

     We intend to update and enhance the features and functionality of buybrations.com in order to improve the buying experience through buybrations.com. We plan to introduce personalization features such as "mybuybrations.com," a customizable user interface that tracks a user's recent buying activity and highlights a list of items of known interest to that consumer. We intend to introduce other features, such as category-specific sites with content and other features designed to enhance the buybrations.com experience.

-     Add  value-added  services.
      --------------------------

     We plan to offer additional buying services to enhance the buying experience. We are studying a plan to introduce a fee based service, tentatively called "I Can Find It," in which the buybrations.com staff would attempt to find requested products for a customer who cannot find the product on our website. Our staff would search the internet and call distributors to locate the requested product for the customer. We may also offer product warranty insurance to extend the manufacturer's original warranty.

Technology
----------

     The software for buybrations.com and our related e-store distribution channel has been developed by Pyxis Technology Solutions Ltd. Pyxis is a well-established software developer based in India. It has received an ISO 9001 certification for its software development services.

Our software has been designed to operate an online retail business and related e-store distribution channel. It is capable of maintaining data records for hundreds of thousands of registered users and millions of products. It will handle all aspects of the sales process, including forwarding the customer's order to the appropriate vendor, confirming the order to the customer via e-mail and confirming that the product has been shipped. The system will maintain user registration and historical information. All data will be regularly archived to a data warehouse. The system will update every time a new product becomes available from a vendor or a product is removed by a vendor. The system has been designed around industry standard architectures.

We believe that the software for our online retail business and e-store distribution channel is substantially complete. However, we need to take the following steps:

-     add  vendors'  products  onto  our  database.

-     test  the  software  with  actual  transactions.

We began adding products and testing in September 2002. We expect to complete these tasks in October 2002.

     As of June 30, 2002, we had expended $88,200 during the preceding two years on website development and related software research and development activities. All of these amounts were paid to Pyxis for the development of our online retail and e-store software.

Our website will be hosted by a third party internet service provider for a monthly fee of $845. This company as agreed to provide a server for our software.

We have entered into a one-year agreement with Pyxis pursuant to which they have agreed to provide us with a software maintenance for our software. Additionally Pyxis has agreed to assist us in adding vendor products to our database. We have agreed to pay Pyxis a minimum of $6,000 a month for its services under this agreement. We may obtain additional services from Pyxis upon request.

We anticipate that we will need to devote significant resources to product development in the future to add new features and functionality to our buybrations.com service.

Products  Available  on  buybrations.com.
----------------------------------------

     We initially plan to offer products in thirty major product categories. We also plan to increase the number of products based on consumer demand. Each category will have numerous subcategories. As the buybrations.com community grows and additional items are listed, we expect to re-organize items under additional categories to respond to the needs of the buybrations.com community.

Supply  of  Products  from  Vendors.
-----------------------------------

We are currently in the process of contracting with vendors to supply the products which will be available through our website. As of September 30, 2002, we had entered into contracts or commitments with approximately 380 vendors, which have agreed to supply more than 5.0 million products. We are seeking to increase the number of vendors so that we can offer multiple products in each of our principal product categories. We presently believe that we have contracted with enough vendors to launch our business.

     Once a vendor agrees to participate in buybrations.com, we need to add a listing of the vendor's products to our website. To do this, the vendor must provide us with a list of all available products, which we will add to our database. Alternatively, the vendor can install an electronic communication program on its existing inventory system. The program is a non-invasive data compiling application which retrieves and transmits vendor product information to the buybrations.com database. Some of the necessary product information includes product name, description, suggested selling price, weight, physical dimensions, image and shipping availability. Each vendor will be able to highlight items it wishes to promote by using special "marker" in its database. For a higher level of visibility, vendors will also have the opportunity to promote products through rotation banner ads on the buybrations.com home page, or specific category pages for a separate fee.

Marketing
---------

     We plan to create and build our consumer base and our brand name through a national marketing campaign. If we obtain the necessary funding, we plan to place advertising in both traditional and online media to attract consumers to our website. The campaign would include strategic advertising on high-traffic websites, advertising in targeted publications and television advertising.

     Our ability to implement our marketing plan depends on our ability to obtain funding for our business.

Sale  of  Products  to  Consumers
---------------------------------

     We expect that buyers will enter buybrations.com through its home page, which will contain a listing of product categories that allows for easy exploration of available products. Buyers will be able to search for specific items by browsing through a list of items within a category or subcategory and then "click through" to a detailed description for a particular item. Buyers will also be able to search specific categories or the entire database of listings using keywords to describe the types of products in which they are interested. Our search feature will generate a list of relevant products with detailed descriptions and may include product images. Once a selection is made, it will be automatically added to the buyers "shopping cart." After a buyer has completed his shopping, the buyer will "check out" by entering appropriate personal and credit card information. Our system will automatically send a confirmation to the buyer and seller via email. Buyers will not be charged any separate fees by buybrations.com for making purchases through our website.

     Once a buyer has finished "checking-out," the buybrations.com system will process the order payment through its gateway. Payment approval and verification will trigger an electronic order being sent to the vendor. The vendor will be required to acknowledge receipt and acceptance of the order as well as expected shipping date. The buybrations.com system will then e-mail an order confirmation to the buyer which will note the expected shipping date.

E-Store  Distribution  Channel
------------------------------

     We plan to offer existing businesses and other persons interested in starting businesses the opportunity to open "e-stores" utilizing our existing database of products. The purpose of our e-store concept is to create an additional distribution channel for products available through buybrations.com.

The "e-store" distribution channel will allow the e-store owner the ability to create an on-line retail establishment for no cost, other than the cost of web hosting.

A prospective e-store owner will contact us through our e-store website. The software on our e-store website will allow the new owner to customize his e-store by selecting the name of the store and its design from templates available through our website. These templates will allow the owner to select the look, color scheme and fonts to be used in its virtual store so that it can blend with the owner's existing website. Next, the owner will have the ability to add its own logo and slogan to the "e-store." The new owner will also select the products which will be offered through his e-store from the products available through buybrations.com. The software for our e-store concept will create a separate database of products for the e-store from the buybrations.com database. Accordingly, e-store customers will not know that the products are part of buybrations.com. The e-store owner will not be able to offer products unless they are available through buybrations.com.

The prices of products available through each e-store will be the same prices as those available through buybrations.com. All purchases through an e-store will be handled in the same manner as the sales through buybrations.com. We will collect the purchase price of all products from consumers at the time of their orders and will pay the vendors for the products. Within 15 days after end of each month, we will pay each e-store owner a percentage of the sales prices for the products sold through his e-store during such month. We currently expect that these percentages will range from 40% to 50% of our mark-up on the products sold through the e-store.

We believe that the e-store concept will assist us by increasing the sale of products through buybrations.com.

We believe that many existing businesses will be interested in establishing e-stores in order to enhance the products and services which they offer to their customers. For example, an adventure travel company might be interested in establishing an e-store which offers outdoor clothing and accessories. The e-store would allow the company to establish an online retail outlet for these products without the need to purchase software, establish relationships with vendors, or establish systems for collecting payments and delivering products. The company could easily link its e-store web page to its existing website in order to promote the e-store to its customers.

We also believe that many individuals will be interested in establishing e-stores as a way of starting a new business and generating additional income. The e-store will provide them with any easy and inexpensive way to open an online business.

     We will market the e-store concept to prospective e-store owners separately from buybrations.com, utilizing either our I-Sites corporate name or a new name. Each "e-store" owner will be responsible for his own marketing efforts.

Sources  of  Revenue
--------------------

     We expect that our principal source of revenue will be the mark-up on products which we sell through buybrations.com. We expect to receive additional revenues from vendors for featuring their products on our website and for banner advertising on our website. We may also receive fees from consumers for special services, such as locating products which are not available on our website.

Commencement  of  Business
--------------------------

We currently plan to launch the buybrations.com website when we have added a sufficient number of products to our database and we have completed the testing of our software. We currently anticipate that we will launch buybrations.com in October 2002.

Funding
-------

     During the first six months of 2002, our expenses were primarily funded by capital contributions from our principal shareholder. During June 2002, we commenced an offering of our common stock in a private placement transaction. As of September 23, 2002, we had received $903,500 from this offering. We are still seeking to raise an additional $96,500 from the offering. We are also planning an additional offering in the near future.

Industry  Background
--------------------

Growth  of  the  Internet  and  Online  Commerce
------------------------------------------------

     The internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. We believe that internet use will grow rapidly in the future due to the large and growing number of computers installed in homes and offices, the decreasing cost of computers, faster and cheaper access to the internet, improvements in network infrastructure, the expansion of internet content and the increasing acceptance of the internet by businesses and consumers.

We believe that the anticipated growth of the internet provides start-up companies like us with the opportunity to establish new online retail businesses. In particular, we believe that the rapid growth of electronic commerce means that many potential consumers have not yet established strong preferences for particular internet-based retailers. As a result, new retailers may be able to succeed if they are able to provide products, pricing and innovative features that are attractive to consumers. It is our goal to develop a business which draws consumers through a combination of wide product selection, attractive prices and reliable service.

The  Business-to-Consumer  Market  Opportunity
----------------------------------------------

     The exchange of goods between parties--business-to-consumer trading--has traditionally been conducted through physical retail properties using marketing methods such as television, radio, print media advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are often inefficient, making business-to-consumer trading more difficult and expensive for buyers and sellers. Their fragmented, geographically tied nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited to searching through local advertisements or to traveling to numerous geographically-dispersed stores, flea markets, trade shows or dealer shops in order to find items of interest. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission. Because these markets are information inefficient, buyers and sellers lack a reliable and convenient means of communicating.

The internet offers the opportunity to create a global marketplace that overcomes the inefficiencies associated with traditional business-to-consumer trading while offering the benefits of internet-based commerce to the business-to-consumer trading market.

We believe there are significant market opportunities for internet-based retailers like us that seek to apply the unique attributes of the internet to facilitate business-to-consumer transactions.

Community  Services
-------------------

     We intend to offer a variety of community support features that are designed to promote the growth of the buybrations.com community and to build buybrations.com user affinity and loyalty. We intend to facilitate communications between buyers by offering category-specific chat rooms, the buybrations.com cafe (a chat room for the entire buybrations.com community), question and answer sections, a bulletin board devoted to user feedback on new features, an announcements section that covers new features on buybrations.com or other buybrations.com news, customer support boards and "items wanted" listings where users can post notices seeking specific items. We intend to offer "my buybrations.com," which will permit users to create a personal interest profile which will automatically email them when new items of interest are added to the site as well as alert them to special offers through both email and upon each revisit to the website.

Customer  Support
-----------------

     We plan to provide personalized, timely customer service and support. We expect our customer support personnel will be available Monday through Friday from 9 a.m. to 5 p.m., eastern standard time. Customers will be able to make customer support submissions 24 hour a day, seven day a week. We plan to handle most customer support inquiries via e-mail, with customer e-mail inquiries typically being answered within 24 hours after submission. We plan to offer an online tutorial for new users and to maintain a "frequently asked questions" page where user questions and customer support answers will be available in a searchable format.

Intellectual  Property
----------------------

     We believe the protection of our proprietary software is critical to our future success. We plan to rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We plan to enter into confidentiality agreements with our employees and contractors, and nondisclosure agreements with our suppliers and strategic partners, in order to limit access to and disclosure of our proprietary information. There can be no assurance that these contractual arrangements or the other steps which we may take to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third parties from developing similar technologies.

We intend to register our trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services may be available online. At the present time, we are preparing applications to register the names "buybrations" and "buybrations.com" with the U.S. Patent & Trademark Office. There can be no assurance that the U.S. Patent and Trademark Office will approve the registration of these trademarks.

We expect that we may license certain of our proprietary rights in the future, such as future trademarks or copyrighted material, to third parties. While we will attempt to ensure that the quality of the buybrations.com brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We will rely on technologies that we license from third parties, such as Oracle, Microsoft and Sun, the suppliers of key database technology, for the operating system and specific hardware components for the buybrations.com service. There can be no assurance that these third-party technology licenses will be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially and adversely affect our business, results of operations and financial condition.

To date, we have not received any notices that our technologies infringe the proprietary rights of third parties, However, there can be no assurance that third parties will not claim infringement with respect to past, current or future technologies. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Privacy  Policy
---------------

     We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the internet and its commercial use grow. We are currently preparing a detailed privacy policy that outlines how buybrations.com will use information concerning our users. We do not intend to sell or rent any personally identifiable information about our users to third parties. However, we will disclose information to vendors that contains the buyer's name, address, email address and telephone number. We will also use information about our users for internal purposes only in order to improve marketing and promotional efforts, to analyze site usage statistically, and to improve content, product offerings and site layout. We intend to apply for membership in the TRUSTe program, a non-profit independent organization which reviews the privacy statements of websites and their adherence to these statements.

Competition
-----------

     The market for retail selling over the internet is relatively new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. We will compete with a large number of companies who have significant name recognition and brand loyalty. Our direct competitors will include various online retail services that offer a wide range of products, as well as retailers that serve specialty markets.

     We believe that the principal competitive factors in our market are volume and selection of goods, price, convenience, customer service, reliability of delivery and brand recognition. Almost all of our potential competitors are likely to have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than we do.

Risk  Factors
-------------

     Our business is subject to a high degree of risk. Among the risks which we face are the following:

     We  have  a  history  of losses and expect that losses will continue in the
     ---------------------------------------------------------------------------
future.
------

As of June 30, 2002, we had an accumulated deficit of $39,006. We incurred a net loss of $3,376 for the year ended December 31, 2001 and a net loss of $17,695 for the six months June 30, 2002. We have incurred substantial costs to develop our website and infrastructure. In order to commence and expand our business, we intend to invest in sales, marketing, operations, information systems, site development and additional personnel to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future. Our ability to become profitable depends on our ability to commence operations and generate and sustain sales, while maintaining reasonable expense levels, all of which are uncertain in light of our absence of a prior operating history.

     We  face  substantial  uncertainties  in  establishing  our  business.
     ---------------------------------------------------------------------

     To date, our only material business activities have been the development of the software for our proposed internet-based retail business and contracting with vendors to supply us with products. We have not generated any revenues.

We believe we must complete the following steps in order to establish a successful business:

- Complete the testing of the software for our online retail business and related e-store distribution channel.

-     Complete  the  integration  of  vendor  product  lists  on  our  database.

-     Maintain  our  website  and  provide  appropriate  customer  support.

-     Market  our  website  to  consumers.

-     Market  our  e-store  distribution  channel  to  potential  users.

-     Obtain  additional  funding  to  implement  our  business  plan.

-     Locate  additional  vendors  to  sell  products  on  our  website.

-     Establish  our  tradename.

-     Attract  and  retain  necessary  personnel.

- If we are unable to accomplish one or more of these goals, our business may fail.

     We are uncertain that our software will function properly.
     ---------------------------------------------------------

     We believe that the development of our software is substantially complete. In August 2002, we installed the software for our retail business and e-store distribution channel on a server provided by our internet service provider. We are in the process of testing of this software and adding the products available from vendors to our database.

     As a result, we have not yet established that our software will function properly or perform in accordance with our expectations. If the software does not work properly, we may be required to redesign or upgrade the software. This could delay the launch of our retail business. Furthermore, if we are unable to resolve these problems, we may be unable to commence or operate our business.

We  need  to  obtain additional funding in order to implement our business plan.
-------------------------------------------------------------------------------

During June 2002, we commenced a private placement of our common stock. As of September 23, 2002, we have received $903,500 from this offering. We expect that these funds will be sufficient to allow us to launch our website and operate our business for approximately six months.

We currently estimate that we will need a minimum of $500,000 in additional working capital to meet our cash flow requirements during the next 12 months. We plan to meet our working capital requirements by utilizing our existing working capital, raising additional capital and generating revenues from operations.

We may encounter significant difficulties in raising capital in light of the fact that we have not yet commenced operations and have not yet generated any revenues. If we are unable to obtain the necessary funding, we would need to modify our business plan or discontinue our business.

     We  currently  do  not  have all of the personnel required to implement our
     ---------------------------------------------------------------------------
business  plan.
--------------

     As of September 15, 2002, we had a total of 12 employees. These employees included our two officers, who began to devote substantially all of their business time and effort to our business in July 2002. We have also entered into a one-year contract with Pyxis to provide us with software maintenance services and additional software support. We believe that Pyxis will be able to provide us with appropriate support for our software during the next year.

     Although we have been able to address many of our personnel needs during the last three months, we still need to hire additional personnel in the areas of accounting, customer service and marketing in order to operate our business as planned. Furthermore, our future performance will be substantially dependant on our ability to hire and retain employees with the experience and skills to implement our business plan. If we are unable to attract and retain these personnel, it would have a material adverse effect on our business prospects, financial condition, and results of operations.

     We do not have an experienced chief financial officer.
     -----------------------------------------------------

     At the present time, our President, Brian Cohen, serves as our chief financial officer. He does not have significant experience in this area, and we are currently seeking to hire an experienced individual to serve in this role. If we are unable to obtain and experienced individual, our ability to generate accurate financial statements of a timely basis may be impaired. Furthermore, our ability to establish appropriate accounting controls and systems may also be impaired. This could result in the failure to collect revenues that are due, overpayment for products and other accounting related problems. These problems could have a material adverse effect on our business, financial condition or results of operations.

     We  are  heavily  dependent  on  third-party  relationships.
     -----------------------------------------------------------

     Once we commence operations, we will be heavily dependent upon our relationships with our vendors, our web hosting provider and Pyxis to service our customers' needs. In light of our absence of an operating history, we are unable to determine whether these third parties will be able to reliably provide the services to our customers. The failure of our vendors, our web-hosting company or Pyxis to properly perform their services could have a material adverse effect on our business prospects, financial condition, and results of operations. Our business is also generally dependent upon our ability to obtain the services of other persons and entities necessary for the development and maintenance of our business. If we fail to obtain the services of any such persons upon which we are dependent on satisfactory terms, or if we were unable to replace such a relationship, it would have a material adverse effect on our business prospects, financial condition, and results of operations.

     We  will  be  subject  to  significant  competition  from  more established
     ---------------------------------------------------------------------------
web-based  businesses.
---------------------

     As a new company in the internet retail business, our ability to compete effectively with the other companies in this market is subject to substantial uncertainty. There are a large number of well-established internet-based retailers, which enjoy significant advantages in terms of consumer recognition and loyalty, financial resources and prior operating history. If we are not able to compete successfully, our business may not be successful.

     We  do  not  have  long-term  contracts  with our vendors and therefore the
     ---------------------------------------------------------------------------
availability  of  products  is  at  risk.
----------------------------------------

     Although we believe we can establish and maintain relationships with manufacturers and third-party distributors who will offer competitive sources of products, there can be no assurance that we will be able to obtain the quantity, selection and brand quality of the items that we believe is necessary. All of our contracts with vendors may be terminated upon notice from the vendors. As a result, there can be no assurance that our current vendors would continue to sell products to us on current terms or that we would be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. If we are unable to develop and maintain relationships with vendors that allow us to obtain sufficient number and variety of products, on acceptable commercial terms, our business, prospects, financial condition, and results of operations would be adversely affected.

     We  are  new  to the industry and need to establish brand-name recognition.
     --------------------------------------------------------------------------

     We believe that establishing, maintaining and enhancing our brand is a critical aspect of our efforts to establish and expand our proposed online retail business. Our ability to promote buybrations.com will depend largely on our success in providing a high-quality online experience supported by a high level of customer service, which cannot be assured. In addition, to attract and retain online users, and to promote and maintain buybrations.com in response to competitive pressures, we may find it necessary to expend substantial amounts on advertising and marketing. If we are unable to provide high-quality online services or customer support, or otherwise fail to promote and maintain the buybrations.com name, or if we incur excessive expenses in an attempt to promote and maintain our trade name, our business prospects, financial condition, and results of operations would be materially and adversely affected.

     A  key  element  of our strategy is to generate a high volume of traffic on
     ---------------------------------------------------------------------------
and use of buybrations.com.
---------------------------

     The satisfactory performance, reliability and availability of buybrations.com, the related transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers, as well as maintain adequate customer service levels. Our revenues will depend on the number of visitors who shop on buybrations.com and the volume of orders we can handle. Unavailability of our website or reduced order fulfillment performance could reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a greater than expected volume of traffic on buybrations.com or the number of orders placed by customers, we would be required to expand and further upgrade our technology, transaction processing system and network infrastructure. There could be no assurances that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or expand or upgrade our system and infrastructures to accommodate such increases on a timely basis.

     We may be liable for infringing the intellectual property rights of others.
     --------------------------------------------------------------------------

     Third parties may assert infringement claims against us. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims. We could also incur substantial costs in asserting our intellectual property or proprietary rights.

     We  cannot  guarantee  the  protection  of  our  intellectual  property.
     -----------------------------------------------------------------------

     Our intellectual property will be critical to our success, and we intend to rely on trademark, copyright, and trade secret protection to protect our proprietary rights. Third parties may infringe or misappropriate our trademarks or other proprietary rights, which could have a material adverse effect on our business, prospects, results of operations or financial condition. While we plan to enter into confidentiality agreements with our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, these steps may not prevent misappropriation. We are pursuing registration of our key trademarks in the United States. Effective trademark, copyright and trade secret protection may not be available in every country in which our products will be available. We intend to effect appropriate registrations internationally and domestically as we expand our operations. There can be no assurance that the United States or foreign jurisdictions will afford us any protection for our intellectual property. There also can be no assurance that any of our intellectual property rights will not be challenged, invalidated or circumvented. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in internet-related industries is uncertain and still evolving.

     Unauthorized  security  breaches  to  our  service could harm our business.
     --------------------------------------------------------------------------

     A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. In addition, we will maintain a confidential database of customer profiles and transaction information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we plan to use to protect customer transaction and personal data contained in our customer database. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation, business, prospects, results of operations and financial condition. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

     Our  business  could be harmed by consumers' concerns about the security of
     ---------------------------------------------------------------------------
transactions  over  the  internet.
---------------------------------

     Concerns over the security of transactions conducted on the internet and commercial online services and the privacy of users may also inhibit the growth of the internet and commercial online services, especially as a means of conducting commercial transactions.

     We  face legal uncertainties relating to the internet in general and to our
     ---------------------------------------------------------------------------
industry  in  particular and may become subject to costly government regulation.
-------------------------------------------------------------------------------

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, it is possible that laws and regulations may be adopted that would apply to the internet and other online services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

     The applicability to the internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and online commerce could have a material adverse effect on our business, prospects, financial condition and results of operations. If we were alleged to have violated federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

     We  face  uncertainties  relating  to  sales  and  other  taxes.
     ---------------------------------------------------------------

We are not currently required to pay sales or other similar taxes in respect of shipments of goods into states other than the State of Florida. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as our company that engage in online commerce. In addition, any new operation in states outside Florida could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the sale of products by us is subject to sales or other taxes, could have a material adverse effect on our business, prospects, financial condition and results of operations.

     We will be subject to potential conflicts of interest due to the control of
     ---------------------------------------------------------------------------
our company by our principal shareholder.
----------------------------------------

     Our principal shareholder, www.inspectedsites.com, Inc. ("Inspectedsites"), currently controls more than 66% of our outstanding stock. As a result, Inspectedsites will be able to control all of our activities. Furthermore, our two directors, Brian Cohen and Nathan Cohen, also serve as executives of Inspectedsites. Mr. Brian Cohen is also the principal shareholder of Inspectedsites.

     Inspectedsites is currently in the business of operating a web-based business directory and web-hosting business. As a result, it is possible that the business activities of Inspectedsites and our activities may overlap and compete. If this occurs, our directors may be subject to conflicts of interests in determining how to address such competition. These conflicts could result in a loss of revenues to our company and adversely affect our potential profitability.


ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

     We are a development stage company and have not yet commenced operations or generated any revenues. Our principal business activities to date have been the development of the software for our business and contracting with vendors to supply products to our business. From our inception to June 30, 2002, we had incurred an accumulated deficit of $39,006. Our accumulated deficit through June 30, 2002 is primarily attributable to the cost of the design and development of our software, legal and accounting fees and securing contracts with vendors.

     The principal components of our business plan for the next 12 months consists of the following:

     Complete  the  testing of our software and incorporation of vendor products
     ---------------------------------------------------------------------------
into  our  database.
-------------------
In August 2002, we installed our software on a server provided by our web hosting company. In September 2002, we began testing our software, and adding the products available from vendors onto our database. We expect to complete these tasks in October 2002.


     Launch  website.
     ---------------
We currently plan to launch our website in October 2002. The actual launch date may be delayed due to problems with our software, or other factors outside of our control.


     Market  retail  business  to consumers.
     --------------------------------------
We will need to devote significant resources to marketing our retail business to prospective customers. Depending on our funding, we intend to launch a national advertising campaign.


     Maintain  software.
     ------------------
We need to devote significant resources to maintaining the software for our retail business. We have entered into a one-year agreement with Pyxis, the developer of our software, to provide us with this support.


     Provide  customer  support.
     --------------------------
We will need to dedicate significant resources to customer support, which will include responding to customer inquires as well as addressing problems in the area of shipping and returns. We need to hire additional employees for this purpose.


     Contract  with  the  vendors to supply us with additional products.
     ------------------------------------------------------------------
We are currently seeking to enter into contracts with additional vendors to supply us with additional products for our website retail business. We currently expect to complete the initial phase of this process within the next two months.


     During June 2002, we commenced a private placement of our common stock. As of September 23, 2002, we had received $903,500 from the sale of shares in this offering.

     We believe that we have sufficient working capital to launch our website and operate our business for a period of at least six months. We further anticipate that we will need a minimum of $500,000 in additional financing in order to meet our working capital requirements for the next 12 months. We plan to seek this financing through an additional offering of our common stock. If we are unable to obtain this additional working capital, or if we encounter unexpected expenses, we may not have enough working capital to implement our business plan.

     Revenues
     --------
     We expect to generate most of our revenues from the mark-up on the prices of the products which are sold through our website. These mark-ups will range from 10 to 200%. In most cases, we plan to establish the mark-up between the price we pay the vendor for the product and the manufacturer's suggested retail price, with the goal of pricing the product slightly below the manufacturer's suggested retail price. We may increase the mark-up if we believe that the product is not readily available from other sources, or if the demand for the product is high.

     We expect to generate additional revenues from fees paid by vendors for featuring their products on our website or for banner advertising on our website. We may also seek to obtain revenues from consumers for special services, such as searching for products which they desire.

     Expenses
     --------
     We anticipate that our principal expenses consist of advertising and marketing, software maintenance and personnel required to operate our business. We will also incur expenses for items for web hosting, communications and credit card processing fees, and other administrative costs.

     Accounts  Receivable  and  Accounts  Payable
     --------------------------------------------
     We do not anticipate that we will have any significant level of accounts receivable in connection with the operation of our business. We will require each customer to pay us via credit card prior to the time that any product is shipped to the customer. Additionally, we do not anticipate that we will have a significant level of accounts payable, because most of our vendors will require us to pay them before products are shipped by the vendor to our customers. However, we plan to seek credit terms from our vendors after our business is established.

     Capital  Expenditures
     ---------------------
     We expect to purchase additional office furniture, equipment and computers during the next 12 months. We have budgeted approximately $50,000 for capital expenditures during this period.

     Employees
     ---------
     As of September 15, 2002, we had 12 employees. We currently expect to hire approximately 6 additional employees over the next 12 months. However, we may be required to hire more employees if our business grows more rapidly than expected.


ITEM  3.  DESCRIPTION  OF  PROPERTY

     Our principal office is located at 1021 Ives Dairy Rd., Bldg. 3, Suite 117, Miami. This space consists of approximately 1,130 square feet. We lease this space on a month-to-month basis at a price of $4,200 per month. We believe these facilities are adequate to serve our present needs.


ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth, as of September 23, 2002, the number and percentage of shares of our outstanding common stock which are beneficially owned, directly or indirectly, by each director, executive officer and shareholder who owns more than 5% of the outstanding shares.

     We determine beneficial ownership based on the rules of the Securities and Exchange Commission. In general, beneficial ownership includes shares over which a person has sole or shared voting or investment power and shares which the person has the right to acquire within 60 days. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares beneficially owned.

Name  and  Address        Position  with     Shares  Beneficially     Percent
     of  Owner               Company                Owned            of  Class
     ---------               -------                -----            ---------

Brian  Cohen              President, Treasurer
Inspectedsites.com, Inc.  Director               2,382,515(1)           66.4%
1021 Ives Dairy Road
Suite 117
Miami, Florida 33179

Nathan Cohen              Chief Information Officer          -            -
1021 Ives Dairy Road      Secretary and Director
Suite 117
Miami, Florida 33179

 (1) These shares consist of 2,382,515 shares held of record by www.inspectedsites.com, Inc., a company controlled by Mr. Cohen.


ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     Our  current  directors  and  executive  officers  are  as  follows:


Name                            Age                Positions  with  Company
----                            ---                ------------------------

Brian  Cohen                    31                President, Treasurer, Director

Nathan  Cohen                   28                Chief  Information  Officer,
                                                  Secretary, and Director

     Brian  Cohen  has  been  President, Treasurer and Director of I-Sites, Inc.
     ------------
since April 2001. He is currently responsible for our accounting and financial reporting. Mr. Cohen has been the President and Chief Executive Officer of Inspectedsites since 1999. Inspectedsites operates a web based business directory and web hosting company. Since 1997, Mr. Cohen also served as the President and Chief Executive Officer of Cohen Consulting, an advertising and marketing firm. From 1996 to 2000, Mr. Cohen was the President and Chief
Executive Officer of Waterford Financial Group, Inc., a commodities trading firm. Brian Cohen and Nathan Cohen are not related.

     Nathan  Cohen  has  been  the  Chief  Information  Officer, Secretary and a
     -------------
Director of I-Sites, Inc. since April 2001. Since January 2000, Mr. Cohen has also served as the information technology manager for Inspectedsites. He also provides services as an independent consultant to the computer industry through his company, Interactive, LC. From 1997 to 2000, Mr. Cohen was a broker for Waterford Financial Group, Inc. Brian Cohen and Nathan Cohen are not related.


ITEM  6.  EXECUTIVE  COMPENSATION

     Prior to June 30, 2002, our executive officers or directors did not receive any compensation for their services. Subsequently, Brian Cohen and Nathan Cohen agreed to devote substantially all of their business time and effort to our business. Accordingly, commencing in July 2002, we agreed to pay them salaries of $1,400 per week.

Neither of our executive officers has an employment agreement.


ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     We were formed in 1999 by Diversified Business Concepts, Inc. ("Diversified"). At that time, Diversified received 1,500,000 shares of common stock in exchange for services valued at $15,000, or $.01 per share. These services consisted of supervising our organization, establishing of our books and records, providing office space and providing officers and directors. Diversified is controlled by Gregory A. Pangburn and Jan Kaplan.

     In April 1999, we sold 600,000 shares of our common stock at a price of $.01 per share to Diversified and 25 individual investors. Diversified purchased 500,000 of these shares. At that time, Diversified was our controlling shareholder. None of the other purchasers were affiliates or promoters of our company.

     In April 2001, www.inspectedsites.com, Inc. ("InspectedSites") purchased 1,800,000 shares of our common stock from Diversified.

     In August 2001, we sold 100,000 shares of our common stock to InspectedSites for a price of $10,000, or $.10 per share.

     In September 2001, we sold 402,515 shares of our common stock to InspectedSites at a price of $.10 per share.

     In November 2001, we entered into a retail web project agreement with Diversified pursuant to which Diversified and Pyxis Technology Solutions, Inc., agreed to design, develop, test and implement the software for our retail web project. We agreed to pay Diversified and Pyxis a total of $45,000, which has been paid. Prior to entering into the agreement with Diversified and Pyxis, we received quotes from two other software development firms, both of which were substantially higher. We believe that this agreement was on terms that were at least equal, if not better than, those that we could have obtained from independent third party software providers.

     In February 2002, we borrowed $80,000 from InspectedSites. This loan bore interest at 8% per annum and was repayable on demand. In June 2002, we issued 80,000 shares to InspectedSites in payment of the principal amount of this loan.

     In March 2002, we entered into a second agreement with Diversified and Pyxis pursuant to which Diversified and Pyxis agreed to design, test and implement additional software for our proposed e-store business concept. We agreed to pay Diversified and Pyxis a total of $48,000. We have paid $43,000 of this amount. We believe that this agreement was on terms that were substantially similar to those that we could have obtained from independent third party software providers.

     We are controlled by InspectedSites, which owns 2,382,515 shares of our common stock, or 66.4% of the total outstanding as of September 23, 2002.


ITEM  8.     DESCRIPTION  OF  SECURITIES

Authorized  Capital  and  Outstanding  Shares
---------------------------------------------

     We are authorized to issue 20,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. As of September 23, 2002, we had 2,717,515 shares of common stock are outstanding. There are no shares of preferred stock outstanding.

Common  Stock.
-------------

     The holders of our common stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors. Holders of common stock are also entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs.

     All shares of common stock now outstanding are fully paid and non-assessable.

     The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if the so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors. The holders of 50% percent of the outstanding common stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of our articles of incorporation.

Preferred  Stock.
----------------

     We are authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. There are no shares of preferred stock currently issued or outstanding.

Dividends.
---------

     We have not paid any dividends on our common stock. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

Anti-Takeover  Provisions.
-------------------------

General.
-------
    The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of our company. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some of our shareholders deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for our common stock. These provisions may deprive shareholders of the opportunity to obtain a takeover premium for your shares. These provisions could make the removal of incumbent management more difficult. These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transactions may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the common stock.

     Authorized  but  Unissued Stock.  The authorized but unissued shares of our
     -------------------------------
common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of our company.

     Evaluation  of Acquisition Proposals.  The Florida Business Corporation Act
     ------------------------------------
expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant facts including, without limitation, the social, legal, and economic effects on our employees, customers, suppliers and other constituencies, and on the communities and geographical areas in which we operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in the long term best interests of our company and its shareholders.

Transactions  with  Interested  Shareholders.
--------------------------------------------

     We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire our company.

Transfer  Agent
---------------

     The transfer agent for our company is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II


ITEM  1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
             -------------------------------------------------------------------
OTHER  STOCKHOLDER  MATTERS
---------------------------

Trading  Information
--------------------

     There is no existing public trading market for our shares.

Shares  Eligible  for  Future  Sale
-----------------------------------

     As of the date of this registration statement, we believe that 300,000 shares of our common stock could be sold pursuant to Rule 144(k), and that an additional 1,800,000 shares are eligible for sale under Rule 144.

     As of September 23, 2002, we had agreed to register the resale of 903,500 shares of common stock which we sold between June 2002 and September 2002. In particular, we have agreed to register the resale of these shares upon the request of 30% of the holders, provided that the aggregate offering price is at least $250,000. We will have no obligation to affect a registration for a period of 6 months, or during the 180-day period following the effective date of any initial public offering by our company. Additionally, we have agreed to register these shares on any registration statements which we may file, other than those relating to employee benefit plans, reorganizations, mergers and similar transactions.

Numbers  of  Shareholders
-------------------------

     As of September 23, 2002, we had a total of approximately 91 record holders of our common stock.

Dividends
---------

     We have not paid any dividends on our common stock. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations. Accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.


ITEM  2.   LEGAL  PROCEEDINGS
           ------------------

     We are not a party to any legal proceedings.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
          --------------------------------------------------

     Not applicable.


ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES
          -------------------------------------------

     The following information sets forth certain information with respect to all securities which we have sold in the past three years. We did not pay any commissions in connection with any of these sales.

     In April 1999, we issued 1,500,000 shares of common stock to Diversified Business Concepts, Inc. in exchange for services valued at $15,000 or $.01 per share. This transaction was made in reliance upon Section 4(2) of the Securities Act of 1933.

     In April 1999, we sold 600,000 shares of common stock to Diversified and 25 other individual investors at a price of $.01 per share, or a total of $6,000. Diversified purchased 500,000 of these shares and individual investors acquired the remaining 100,000 shares. None of the individual investors were affiliates of Diversified or us. This transaction was made in reliance upon the exemption for registration provided by Rule 504 of Regulation D under the Securities Act of 1933.

     In August 2001, we sold 100,000 shares of common stock to our principal shareholder, Inspectedsites, at a price of $.10 per share. This transaction was made in reliance upon Section 4(2) of the Securities Act of 1933.

     In September 2001, we sold 402,515 shares of common stock to Inspectedsites for a price of $.10 per share. This transaction was made in reliance upon
Section  4(2) of the Securities Act of 1933.

     In June 2002, we issued 80,000 shares of common stock to InspectedSites for a price of $1.00 per share in payment of the principal balance of a loan made in February 2002. This transaction was made in reliance upon Section 4(2) of the Securities Act of 1933.

     During June, July, August and September 2002 (through September 23, 2002), we sold 903,500 shares of common stock to 63 individual investors at a price of $1.00 per share. None of these investors are affiliates of our company. These shares were offered and sold in reliance upon Section 4(2) of the Securities Act of 1933.


ITEM  5.  INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS.
          ---------------------------------------------

     Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law. Our bylaws generally provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith. Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the board of directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company. The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

                                    PART F/S

     Index  To  Financial  Statements.
     --------------------------------


-    Auditors Report dated February 18, 2002

-    Balance Sheets as of December 31, 2001 and 2000

- Statement of Income for the year ended December 31, 2001 and 2000 and the period from April 5, 1999 (Inception) to December 31, 2001

- Statement of Change in Stockholders Equity for each of the fiscal years ending December 31, 2001 and 2000 and the period from April 5, 1999 (Inception) to December 31, 2001

- Statement of Cash Flows for the year ended December 31, 2001 and 2000 and the period from April 5, 1999 (Inception) to December 31, 2001.

-    Notes to Financial Statements

-    Balance Sheets as of June 30, 2002 and 2001 (unaudited)

- Statement of Income for the three and six months ended June 30, 2002 and 2001 (unaudited)

- Statement of Cash Flow for the six months ended June 30, 2002 and 2001 (unaudited)

-     Notes  to  Financial  Statements  (unaudited)

Siegelaub  Lieberman  &  Associates  P.A.                         (954) 753-2222
Certified Public Accountants                                  Fax (954) 753-1123
9690 W. Sample Road
Suite 202
Coral Springs, Fl 33065



To the Stockholders and Board of Directors
I-Sites, Inc.
Miami, Florida 33179


We have audited the accompanying balance sheet of I-Sites, Inc. as of December 31, 2001 and December 31, 2000 and the related statements of operations, stockholders equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles' used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position, I-Sites, Inc as of December 31, 2001 and December 31, 2000 and the results of their operations, and their cash flows for the period then ended, in conformity with generally accepted accounting principles.




Siegelaub, Lieberman  &  Assoc.
Coral Springs, Florida
February 18, 2002


                                        I-SITES INC.
                                (A DEVELOPMENT STAGE COMPANY)
                                       BALANCE SHEETS


                                                     DECEMBER 31, 2001    DECEMBER 31, 2000
                                                    -------------------  -------------------


ASSETS
--------------------------------------------------

Cash                                                $           36,563   $            3,376
                                                    -------------------  -------------------

Total Current Assets                                            36,563                3,376

Net Fixed Assets                                                13,500                    -
                                                    -------------------  -------------------

Total Assets                                        $           50,063   $            3,376
                                                    ===================  ===================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------

Accounts Payable                                    $              124   $                -
                                                    -------------------  -------------------

Total Liabilities                                                  124                    -
                                                    -------------------  -------------------

STOCKHOLDERS EQUITY
--------------------------------------------------

Common stock, $.001 par value, 20,000,000 shares
authorized at December 31, 2001 and 2000,
2,602,515 shares issued and outstanding at
December 31, 2001; and 2,100,000 shares issued
and outstanding at December 31, 2000                             2,603                2,100

Preferred Stock, $.001 par value, 5,000,000 shares
authorized, not shares issued and outstanding at
September 30, 2001 and December 31, 2000                             -                    -

Additional Paid in Capital                                      68,649               18,900

Deficit Accumulated During the Development Stage               (21,313)             (17,624)
                                                    -------------------  -------------------

Total stockholders' equity                                      49,939                3,376
                                                    -------------------  -------------------

Total liabilities and stockholders' equity          $           50,063   $            3,376
                                                    ===================  ===================

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                       I-SITES INC.
                              (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENT OF INCOME


                                                                         APRIL 5, 1999
                                                                        (INCEPTION) TO
                             DECEMBER 31, 2001    DECEMBER 31, 2000    DECEMBER 31, 2001
                            -------------------  -------------------  -------------------
Revenue                     $                -   $                -   $                -
                            -------------------  -------------------  -------------------

Administrative costs

Accounting fees                          3,000                                     4,500
Management fees                                                                   15,000
Transfer Agent fees                                                                  250
Licenses & permits                         159                  194                  353
Lease expense                              218                  680                  898
Telephone                                  312                                       312
                            -------------------  -------------------  -------------------

Total administrative costs               3,689                  874               21,313
                            -------------------  -------------------  -------------------

Net Loss                    $           (3,689)  $             (874)  $          (21,313)
                            ===================  ===================  ===================

EARNINGS PER SHARE OF
COMMON STOCK

Assuming dilution           $             0.00   $             0.00   $            (0.01)
                            ===================  ===================  ===================
Basic                       $             0.00   $             0.00   $            (0.01)
                            ===================  ===================  ===================

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUTSTANDING:

Assuming dilution                    2,275,835            2,100,000            2,163,940
Basic                                2,275,835            2,100,000            2,163,940

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.



                                           I-SITES INC.
                                   (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                FOR THE PERIOD FROM APRIL 9, 1999 (INCEPTION) TO DECEMBER 31, 2001

                                              COMMON STOCK


                                                               PAID IN     ACCUMULATED
                                        SHARES      AMOUNT     CAPITAL       DEFICIT       TOTAL
                                       ---------  ----------  ----------  -------------  ---------
Private placement issue of common
stock on April 7, 1999 for cash of
$.10 per share                          600,000  $      600  $    5,400  $          -   $  6,000

Issuance of common stock at $.10 per
share for management services on
April 6, 1999.  The value of the
services was determined by the Board
of Directors.                          1,500,000       1,500      13,500                   15,000

Net loss from operations - 12/31/99                                            (16,750)   (16,750)
                                       ---------       -----      ------       --------   --------

BALANCE DECEMBER 31, 1999              2,100,000       2,100      18,900       (16,750)     4,250

Net loss from operations - 12/31/00                                               (874)      (874)
                                       ---------       -----      ------       --------    -------

BALANCE DECEMBER 31, 2000              2,100,000       2,100      18,900       (17,624)     3,376

Sale of Common Stock                     502,515         503      49,749                   50,252

Net loss from operations - 12/31/01                                             (3,689)    (3,689)
                                       ---------       -----      ------       --------  ---------

BALANCE DECEMBER 31, 2001              2,602,515  $    2,603  $   68,649  $    (21,313)  $ 49,939
                                       =========  ==========  ==========  =============  =========

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                     I-SITES INC.
                             (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF CASH FLOW FOR
    THE YEARS ENDED DECEMBER 31, 2001 AND 2000, AND FOR THE PERIOD FROM APRIL 5, 1999
                           (INCEPTION TO DECEMBER 31, 2001)


                                                                       APRIL 5, 1999
                                                                      ----------------
                                                                       (INCEPTION) TO
                                                                      ----------------
                                       DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                      --------------  --------------  ----------------
                                           2001            2000             2001
                                      --------------  --------------  ----------------
CASH FLOW FROM OPERATING ACTIVITIES:

Net loss                              $      (3,689)  $        (874)  $       (21,313)
                                      --------------  --------------  ----------------

Non Cash distribution of common
stock                                           124                            15,124
Accounts payable

NET CASH FLOW PROVIDED FROM
OPERATING ACTIVITIES:                        (3,565)           (874)           (6,189)
                                      --------------  --------------  ----------------

CASH FLOW FROM INVESTING
ACTIVITIES:

Development of online
software                                    (13,500)              -          (13,500)
                                      --------------  --------------  ----------------

NET CASH FLOW FROM INVESTING
ACTIVITIES:                                 (13,500)                         (13,500)
                                      --------------  --------------  ----------------

Cash flow from financing activities

Proceed from issuance of
common stock                                 50,252               -            56,252
                                      --------------  --------------  ----------------

NET CASH FLOW FROM FINANCING
ACTIVITIES:                                  50,252               -            56,252
                                      --------------  --------------  ----------------

Net increase in cash flow                    33,187            (874)           36,563

Beginning cash                                3,376           4,250                 -
                                      --------------  --------------  ----------------

ENDING CASH                           $      36,563   $       3,376   $        36,563
                                      ==============  ==============  ================

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                  I-SITES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

NOTE 1 - ORGANIZATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL BUSINESS ACTIVITY

Organization  and  Principal  Business  Activity

I-Sites Inc. (the "Company") was incorporated as Rocky's Restaurant, Corp. on April 5, 1999 under the laws of the State of Florida. The year-end is December
31. The Board of Directors changed the name of the Company to Interactive Entertainment Concepts, Inc. on September 21, 2000, and to I-Sites, Inc. on September 5, 2001.

The Company is considered to be in its development stage and the accompanying financial statements represent those of a development stage company. All costs associated with the startup phase of the organization have been expensed in the current period as per Statement of Position 98-5.

The Company will provide an online interactive retail shopping mall for the general public. The Company is currently in negotiations with various vendors to establish the Company's business.

Concentration  of  Credit  Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash. Additionally, the Company maintains cash balances in bank deposit accounts, which, at times, may exceed federally insured limits.

Cash  and  cash  equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair  Value  of  Financial  Instruments

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value as of December 31, 2001, as a result of the relatively short maturity of these instruments.

Long-Lived  Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At December 31, 2000 and December 31, 2001 the Company determined there was no impairment.

Net  Loss  Per  Share

The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" ("SFAS 128"). Under the provisions of SFAS 128, basic earnings per share (EPS) is computed by dividing the net loss from operations for the period by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities. Diluted EPS is not presented since the effect is antidilutive.

Recently  Issued  Accounting  Pronouncements

The Company does not believe that any recently issued, but not yet effective accounting standards, have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Income  Taxes

The Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No 109 "Accounting for Income Taxes", which requires companies to use the asset and liability method of accounting form income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

NOTE  2  -  PROPERTY  AND  EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized using the straight-line method over the estimated useful life of the asset. The Company has elected to capitalize the costs related to the development its software following the guidelines of the AICPA's Statement of Position (SOP) 98-1 which states that application and development cost associated with the purchase or development of software that is for the internal use of a company, shall be capitalized and depreciated over the estimated useful life of the software. For the year ended December 31, 2001 the Company had not recognized amortization expense related to the software development, since the product was still in the development stages and not yet available for use by the Company.

     Software  Development  costs  at  December  31,  2001            $  13,500


NOTE  3  -  STOCKHOLDERS'  EQUITY

The Company has authorized 20,000,000 share of common stock and 5,000,000 shares of preferred stock at a par value of $0.001 per share for common and $0.001 per share for preferred. As of the date of these financial statements, none of the preferred stock has been issued. On April 6, 1999, the Board of Directors of the Company approved the issuance of 1,500,000 shares of common stock at a price of $.10 per share for management services rendered. On April 7, 1999 the Company issued 600,000 shares of common stock pursuant to the exemptions of the Securities Act of 1933 Rules 504 and/or 506 of Regulation D, at an offering price of $.01 per share in order to raise operating capital.

On August 8, 2001 and September 4, 2001, the Company issued an additional 100,000 and 402,515 shares respectively at a price of $0.10 per share to one investor in exchange for $10,000 and $40,251 respectively, which funds were used for working capital.


NOTE  4  -  INCOME  TAXES

The tax effect of loss carry forwards and the valuation allowance that give rise to deferred tax assets are as follows:

                                    December 31,    December 31,    December 31,
                                       2001            2000            1999
                                       ----            ----            ----
Net Operating loss carry forwards     $3,689          $2,644          $2,513
Less valuation allowance              (3,689)         (2,644)         (2,513)
                                      ------          -------         -------
Deferred tax Assets                   $    0          $     0         $    0
                                      ======          =======         ======

As of December 31, 2000, the Company had net operating loss carry forwards available to offset future taxable income of approximately $21,035, which expire in various years through 2020. The Company uses the lowest marginal U.S. corporate tax rate of 15% to determine deferred tax amounts and the related valuation allowance because the Company had no taxable earnings through December 312001.

The reconciliation of income tax benefit resulting from applying US federal statutory tax rates to pretax loss and the reported amount of income tax benefit is as follows:

                                                     2001     2000     1999
                                                     ----     ----     ----
Tax benefit at federal statutory rate of 15%        $ 553    $ 131    $ 2,513
Increases in valuation allowance                     (553)    (131)    (2,513)
                                                    -----    -----     -------
                                                    $   0    $   0    $     0
                                                    ======   ======   ========

For the year ended December 31, 2000 and nine-month period ended December 31, 2001, the Company had losses.


NOTE  5  -  COMMITMENTS

In November 2001 the Company entered into an agreement with Diversified Business Concepts, Inc. and Pyxis Technology Solutions Limited, to develop a software program to offer visitors to the Company website real-time pricing on products. The total contractual commitment is estimated to be $45,000 and is projected to be completed in 3 months. The Company will capitalize the costs related to the development of its software as per Note 2, Property and Equipment.

The Company leases office space on a month-to-month basis.

Rent expense charged to operations under the operating leases was $680 and $218 for the years ended December 31, 2000 and December 31, 2001, respectively.

There are no future minimum obligations under the operating lease.


                                      I Sites, Inc.
                              (A Development Stage Company)
                                      Balance Sheet

                                                                         JUNE 30,

                                                                      2002       2001
                                                                    ---------  ---------
ASSETS

Cash                                                                $ 55,391   $      -

Due from stockholders                                                  7,500
                                                                    ---------
TOTAL CURRENT ASSETS                                                  62,891          -
------------------------------------------------------------------  ---------  ---------


Fixed assets - net                                                    88,200          -
                                                                    ---------
TOTAL ASSETS                                                        $151,091   $      -
==================================================================  =========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                    $  1,307   $      -

Accrued payroll taxes                                                    644

Accrued interest                                                       1,894
                                                                    ---------
TOTAL LIABILITIES                                                      3,845          -
------------------------------------------------------------------  ---------  ---------

STOCKHOLDERS EQUITY

Common stock,  $.001 par value, 20,000,000 shares authorized at
June 30, 2002 and 2001; 2,717,515 shares issued and outstanding at
June 30, 2002 and  2,100,000 shares issued and outstanding at June
30, 2001.                                                              2,718      2,100

Additional paid in capital                                           183,534     18,900

Accumulated deficit during the development stage                     (39,006)   (21,000)
                                                                    ---------  ---------
TOTAL STOCKHOLDERS' EQUITY                                           147,246          -
------------------------------------------------------------------  ---------  ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $151,091   $      -
==================================================================  =========  =========

The accompanying Notes should be read in conjunction with these financial statements.



                                          I Sites, Inc.
                                  (A Development Stage Company)
                                       Statement of Income


                          For the three    For the three    For the six months     For the six
                          months ended     months ended       ended June 30,      months ended
                          June 30, 2002    June 30, 2001           2002           June 30, 2001
                         ---------------  ---------------  --------------------  ---------------

REVENUES                 $            -   $            -   $                 -   $            -
-----------------------  ---------------  ---------------  --------------------  ---------------

COST OF GOODS
SOLD                                  -                -                     -                -
-----------------------  ---------------  ---------------  --------------------  ---------------

GROSS PROFIT                          -                -                     -                -
-----------------------  ---------------  ---------------  --------------------  ---------------

EXPENSES


Salaries                          5,320                                  5,320

Payroll taxes                       644                                         644

Accounting fees                     750            3,000                 2,250            3,000

Interest Expense                  1,333                                  1,894

Legal fees                            -                                      -

Transfer agent fees               1,500                                  1,500

Bank service charges                 20                                     73

Licenses and permits                159              159                   159              159

Lease expense                       654              218                 1,308              218

Telephone                           600                                    712

Supplies                          3,835                                  3,835
                         --------------  ----------------  --------------------  ---------------
TOTAL EXPENSES                   14,815            3,376                17,695            3,376
-----------------------  ---------------  ---------------  --------------------  ---------------

NET LOSS                 $      (14,815)  $       (3,376)  $           (17,695)  $       (3,376)
=======================  ===============  ===============  ====================  ===============

EARNINGS PER SHARE:

      Assuming dilution  $        (0.01)  $            -   $             (0.01)  $            -
      Basic              $        (0.01)  $            -   $             (0.01)  $            -

The accompanying Notes should be read in conjunction with these financial statements.


                                          I Sites, Inc.
                                  (A Development Stage Company)
                                     Statement of Cash Flow


                                  FOR THE SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------

                                                                               2002       2001
                                                                             ---------  --------
Cash flow form operating activities:

  Net Loss                                                                   $(17,695)  $(3,376)

Adjustments to reconcile net loss to net cash used in operating activities:
Increase in accounts payable                                                    1,184

Increase in accrued payroll taxes                                                 644

Increase (decrease) in stockholder loans                                       (7,500)   (1,000)

Increase in Accrued Interest                                                    1,894
                                                                             ---------  --------
Net cash flow used in operating activities                                    (21,473)   (4,376)
---------------------------------------------------------------------------  ---------  --------

Cash flow from investing activities:

Development of online software                                                (74,700)        -
                                                                             ---------  --------
Net cash flow used in investing activities                                    (74,700)        -
---------------------------------------------------------------------------  ---------  --------

Cash flow from financing activities

Proceeds from issuance of common stock                                        115,000         -
                                                                             ---------  --------
Net cash flow from financing activities                                       115,000         -
---------------------------------------------------------------------------  ---------  --------


Net increase (decrease) in cash                                                18,827    (4,376)
---------------------------------------------------------------------------  ---------  --------

Cash, beginning of period                                                      36,564     4,376
                                                                             ---------  --------
Cash, end of period                                                          $ 55,391   $     -
===========================================================================  =========  ========

The accompanying Notes should be read in conjunction with these financial statements.

                                  I Sites Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 2002
                                   (Unaudited)

NOTE 1 - ORGANIZATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL BUSINESS ACTIVITY

Organization  and  Principal  Business  Activity

I Sites, Inc. (the "Company") was initially incorporated as Rocky's Restaurant, Corp. on April 5, 1999 under the laws of the State of Florida. On September 21, 2000, the Board of Directors changed the name of the corporation to Interactive Entertainment Concepts, Inc. and then again on September 5, 2001 to I Sites Inc. The Company's fiscal year ends on December 31.

The Company is considered to be in its development stage and the accompanying financial statements represent those of a development stage company. All costs associated with the startup phase of the organization have been expensed in the current period pursuant to AICPA Statement of Position 98-5.

The Company plans to establish an online interactive retail shopping mall for the general public. Purchases will be drop shipped directly to the customers, which will avoid the necessity of inventory. The Company is currently in negotiations with various vendors to establish supply relationships.

Concentration  of  Credit  Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash. Additionally, the Company maintains cash balances in bank deposit accounts, which, at times, may exceed federally insured limits.

Cash  and  cash  equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair  Value  of  Financial  Instruments

The carrying amounts of financial instruments including cash, due from stockholders, accounts payable and accrued expenses approximate fair value as of June 30, 2002 and June 30, 2001, as a result of the relatively short maturity of these instruments.

Long-Lived  Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At June 30, 2002 and June 30, 2001 the Company determined there was no impairment.

Net  Loss  Per  Share

The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" ("SFAS 128"). Under the provisions of SFAS 128, basic earnings per share is computed by dividing the net loss from operations for the period by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from Common Stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities. Diluted earnings per share is not presented since the effect is antidilutive.

Recently  Issued  Accounting  Pronouncements

The Company does not believe that any recently issued, but not yet effective accounting standards, will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Income  Taxes

The Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires companies to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

NOTE  2  -  PROPERTY  AND  EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized using the straight-line method over the estimated useful life of the asset. The Company has elected to capitalize the costs related to the development its software following the guidelines of the AICPA's Statement of Position (SOP) 98-1 which states that application and development costs associated with the purchase or development of software that is for the internal use of a company, shall be capitalized and depreciated over the estimated useful life of the software. For the six months ended June 30, 2002, the Company had not recognized amortization expense related to the software development, since the product was still in the development stage and not yet available for use by the Company.

          Software Development costs at June 30, 2002      $ 88,200


NOTE  3  -  STOCKHOLDERS'  EQUITY

The Company's authorized capital consists of 20,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value of $0.001. As of June 30, 2002, none of the preferred stock had been issued.

In April 1999, the Company issued 1,500,000 shares of common stock at $.01 per share for management services rendered. In April 1999, the Company issued 600,000 shares of common stock at $.01 per share pursuant to a private placement to individual investors.

In August 2001 and September 2001, the Company issued an additional 100,000 and 402,515 shares of common stock, respectively, at a price of $0.10 per share to its principal shareholder.

In June 2002, the Company issued 35,000 shares at a price of $1.00 per share pursuant to a private placement to individual investors.

In June 2002, the Company issued 80,000 shares to its principal shareholder in payment of the principal amount of an $80,000 loan made to the Company in February 2002.

NOTE  4  -  INCOME  TAXES

The tax effect of loss carry forwards and the valuation allowance that give rise to deferred tax assets are as follows:
                                     June 30,     December 31,     December 31,
                                      2002            2001             2000
                                      ----            ----             ----
Net operating loss carry forwards   $ 17,695        $ 3,689         $ 17,624
Less  valuation  allowance           (17,695)        (3,689)         (17,624)
                                    ---------       --------        ---------

Deferred  tax  assets               $  -0-          $  -0-          $  -0-
                                    =========       ========        =========

As of June 30, 2002, the Company had net operating loss carry forwards available to offset future taxable income of approximately $37,112 which expire in various years through 2022. The Company uses the lowest marginal U.S. corporate tax rate of 15% to determine deferred tax amounts and the related valuation allowance because the Company had no taxable earnings through June 30, 2002.

The reconciliation of income tax benefit resulting from applying US federal statutory tax rates to pretax loss and the reported amount of income tax benefit is as follows:

                                                2002          2001        2000
                                                ----          ----        ----
Tax benefit at federal statutory rate of 15%  $ 2,654         $533      $ 2,644
Increases in valuation allowance               (2,654)        (533)      (2,644)
                                              --------        ----       -------
                                              $  -0-          $-0-      $  -0-
                                              ========        =====     ========

For the six months ended June 30, 2002 and the years ended December 31, 2001 and 200, the Company had losses.

NOTE  5  -  STOCKHOLDERS LOANS

In February 2002, the Company borrowed $80,000 from its principal stockholder. The loan bore interest at 8% per annum and was payable on demand. In June 2002, the Company repaid the principal balance of the loan through the issuance of 80,000 shares valued at $1.00 per share. The accrued interest included in the financial statements represents the carrying costs of the loan from inception to the payment date.

NOTE  6  -  COMMITMENTS

In November 2001 and January 2002 the Company entered into agreements with Pyxis Technology Solutions Ltd. and Diversified Business Concepts, Inc., to develop two software programs with estimated development costs of $45,000 and $48,000 respectively. The first program is designed to be a scaleable user interface and transaction processing system that is currently in the final stages of testing. The second program, which is also in the final stages of testing, will provide an "e-store" application for the general public that is designed around industry standard architectures. As of June 30, 2002 the Company has paid $88,200 of its contractual obligation. The Company is capitalizing the costs related to the development of its software as described in Note 2, Property and Equipment.


The  Company  leases  office  space  on  a  month-to-month  basis.

Rent expense charged to operations under the operating lease was $218 per month for the six months ended June 30, 2002. On July 1, 2002, the Company moved to its present facility of 1,130 square feet and as a result increased its monthly rent expense to $4,200. The space is leased on a month-to-month basis. There was no rent expense or obligation for rent for the quarter ended June 30, 2001.

There are no future minimum obligations under the  operating  lease.

The Company entered into a one-year agreement with Pyxis Technology Solutions Ltd. pursuant to which Pyxis agreed to provide software maintenance. The terms of the agreement include a minimum payment of $6,000 a month for the services to be rendered under the agreement.

NOTE  7  -  SUBSEQUENT  EVENTS

During July, August and September 2002 (through September 23, 2002), the Company sold 868,500 shares of common stock to several individual investors at a price of $1.00 per share. None of these investors are affiliates with the Company.

                                     PART II


Item  1.     Index  to  Exhibits

     The following list describes the exhibits filed as part of this registration statement on Form 10-SB.

     Document/  Exhibit
     ------------------
Exhibit  Number
---------------
3.1     Articles  of  Incorporation*

3.2     Bylaws*

10.1 Retail Web Project dated as of November 9, 2001 by and between I-Sites, Inc., Diversified Business Concepts, Inc. and Pyxis Technology Solutions Limited*

10.2 E-Store Web Project Agreement dated as of November 9,2001 by and between I-Sites, Inc., Diversified Business Concepts, Inc. and Pyxis Technology Solutions Limited*

10.3 Software Maintenance Agreement dated as of September 1, 2002 by and between Pyxis Technology Solutions Limited and I-Sites, Inc.


*  Incorporated by reference from the Company's Form 10-SB filed May 15, 2002.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


          I-SITES  INC.


Date:  October 8, 2002     By:  ____________________________
                                Brian Cohen, President